Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ANNOUNCES STRONG Q2 2017 RESULTS AND UPWARDLY REVISED 2017 GUIDANCE

July 27, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2017.

KEY HIGHLIGHTS

•	Exceeded second quarter 2017 average production target by over 8,000 boe/d or five percent.

•	Increased 2017 average production guidance to 174,500 boe/d from 172,000 boe/d based on positive operating results.

•	Delivered strong initial 30-day production rates of approximately 1,000 boe/d in the Castle Peak zone.

•	Completed a successful Wasatch well currently flowing at approximately 2,000 boe/d.

"Our strong operational results have driven one of our best quarters leading to an increased 2017 guidance," said Scott Saxberg, president and CEO of Crescent Point. "The Company's production outperformance includes the progression of the Uinta Basin's horizontal drilling program. Recent well results demonstrate new zone potential and initial production rates above our current type curve."

OPERATIONAL HIGHLIGHTS

•	Crescent Point achieved average production of 175,615 boe/d, an increase of approximately five percent from second quarter 2016. This represents annualized growth of over 12 percent compared to third quarter 2016 when the Company first accelerated its capital program due to its new play development success.

•	In the Uinta Basin, Crescent Point advanced its Castle Peak play with extended reach horizontals and increased tonnage per stage of completion. Initial production from each of the two programs is encouraging with 30-day rates upward of 1,000 boe/d. The Company's current one-mile Castle Peak horizontal type curve generates 30-day rates of 620 boe/d. Crescent Point also completed a one-mile horizontal well in the Wasatch zone late second quarter. This well is currently flowing at approximately 2,000 boe/d, with an initial 30-day rate of approximately 1,700 boe/d.

•	In the Williston Basin and southwest Saskatchewan resource plays, the Company focused on low-risk, high-return infill development and down-spacing programs. Crescent Point's 2017 waterflood strategy remains centered on implementing its Injection Control Device ("ICD") waterflood systems. The Company currently has 40 ICD waterflood systems in place with approximately 10 additional installations planned for the remainder of 2017.

FINANCIAL HIGHLIGHTS

•	Funds flow from operations totaled $418.0 million or $0.77 per share diluted. Crescent Point achieved a payout ratio of 12 percent based on cash dividends paid of $0.09 per share.

•	The Company spent $230.2 million on drilling and development activities during second quarter, drilling 85.0 (66.8 net) wells. Crescent Point's total capital expenditures, including land, seismic and facilities, were $294.6 million and resulted in a total payout ratio, including cash dividends, of 82 percent.

•	As part of its risk management program, the Company hedged 736,000 barrels of oil during second quarter 2017. As at July 24, 2017, 39 percent of Crescent Point's second half 2017 oil production, net of royalty interest, and 13 percent of its first half 2018 oil production, are both hedged at a weighted average market value price of approximately CDN$70.00/bbl. The Company also has a significant amount of natural gas production hedged through 2019 at a weighted average price of CDN$2.85/GJ.

•	Crescent Point is currently marketing or in negotiations to dispose of certain non-core assets with an aggregate value of approximately $180 million and expects to transact on the majority of these sales during the second half of 2017. The Company plans to market an additional asset package of similar value later this year. During second quarter, Crescent Point completed its previously announced disposition for $93.2 million.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Reserves Data sections of this press release, respectively.

•	During second quarter, the Company acquired approximately 80,000 net acres of undeveloped land in the western portion of the Uinta Basin. These lands provide Crescent Point the opportunity to transfer its horizontal development expertise to a new operating area with multi-zone potential.

•	In June 2017, the Company successfully renewed its covenant-based, unsecured credit facilities totaling $3.6 billion, with a maturity date extension to June 10, 2020. Crescent Point retains a significant amount of liquidity with no material near-term debt maturities. As at June 30, 2017, the Company's unutilized credit capacity was approximately $1.5 billion, not reflecting asset dispositions expected to be completed subsequent to second quarter.

OUTLOOK AND INCREASED 2017 GUIDANCE

Crescent Point is increasing its 2017 average production guidance to 174,500 boe/d, up from 172,000 boe/d, based on strong operating results and better-than-expected spring break-up conditions. The Company's exit guidance remains at 183,000 boe/d as it is in the process of disposing additional non-core assets.

"We are executing our organic growth strategy and expect to meet or exceed our 2017 exit production guidance," said Saxberg. "Our team has been successful with cost control initiatives and we remain on track with our budget. Given our strong operating results to date, we do not anticipate the need to change our capital program and expect to achieve per share growth of 10 percent."

Total capital expenditures budgeted for 2017, excluding property and land acquisitions, is unchanged at $1.45 billion. Although pressure pumping and steel costs increased during second quarter, the overall impact to Crescent Point's budget remains in line with expectations. The Company is monitoring its cost assumptions, efficiency improvements and potential cost reductions for the second half of 2017 in light of the current volatile oil price environment.

"Our five-year plan in the Uinta Basin targets annualized growth upward of 25 percent without factoring in our recent success with extended reach horizontals, increased tonnage per stage of completion and new zone scalability," said Saxberg. “We intend on advancing the play's growth potential with our approximately 287,000 net acres, of which we have delineated only 11 percent to date.”

The Company is committed to maintaining a strong financial position by balancing its cash outflows with inflows, including acquisitions and dispositions. Crescent Point remains focused on the organic development of its land base of approximately four million net acres and further improving its capital efficiencies through cost reduction initiatives.

OPERATIONS REVIEW

Drilling Results

The following table summarizes Crescent Point’s drilling results for the three months ended June 30, 2017:

Three months ended June 30, 2017	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Williston Basin (1)	-	47	-	1	-	48	38.9	100
Southwest Saskatchewan	-	18	-	-	-	18	17.2	100
Uinta Basin (1)	-	14	-	-	-	14	5.4	100
Other	-	5	-	-	-	5	5.3	100
Total	-	84	-	1	-	85	66.8	100
(1)	The net well count is subject to final working interest determination

Second Quarter Operations Highlights and Summary

In the Williston Basin and southwest Saskatchewan resource plays, the Company's development strategy continues to include a combination of low-risk, high-return infill development, step-out drilling to expand economic boundaries and down-spacing to identify new drilling locations.

Crescent Point's 2017 waterflood strategy remains focused on implementing its ICD waterflood systems, which increased water injectivity in an initial pilot. The Company currently has 40 ICD waterflood systems in place with encouraging initial results. Approximately 10 additional ICD waterflood systems are expected to be implemented in 2017.

During second quarter, Crescent Point's Innes Unit became effective within the Viewfield Bakken resource play. This is the Company's second unit to become effective within the play and the sixth unit that Crescent Point has implemented overall. Full unitization allows for accelerated waterflood development and is expected to help manage reservoir pressure in a larger portion of the pool.

In the Uinta Basin, the Company advanced its Castle Peak one-mile horizontal program with increased tonnage per stage of completion and two-mile extended laterals. Initial production results from both programs are strong with 30-day rates upward of 1,000 boe/d. Crescent Point's current one-mile type curve generates initial 30-day rates of 620 boe/d.

The Company's 2017 Uinta Basin program also incorporates the delineation of new zones, including the Wasatch and Uteland Butte. Crescent Point's recent one-mile horizontal well in the Wasatch zone is currently flowing at approximately 2,000 boe/d with an initial 30-day rate of approximately 1,700 boe/d. This horizontal well is among the best the Company has drilled within the basin.

Crescent Point continues to monitor these results as it optimizes its completions process in the Uinta Basin and expects to update its horizontal inventory toward the end of the year. The Company is also pleased to report that as part of its environmental initiatives, it has nearly eliminated the use of fresh water in its current completions process in the basin. Economics in the Uinta Basin remain strong with realized pricing, including transportation costs, above 90 percent of WTI based on spot differentials.

DISPOSITIONS UPDATE

Crescent Point is currently marketing or in negotiations to dispose of certain non-core assets with an aggregate value of approximately $180 million and expects to transact on the majority of these sales during the second half of 2017. The Company also plans to market an additional asset package of similar value later this year, with proceeds to be redeployed toward debt reduction or additional growth opportunities. During second quarter, Crescent Point completed its previously announced disposition of non-operated conventional assets in Manitoba for $93.2 million.

During second quarter, the Company completed two Uinta Basin acquisitions to top up and consolidate approximately 80,000 net acres of undeveloped land. Total cash consideration was US$72.5 million and includes 1,700 boe/d of production.

"We remain focused on internally funding acquisitions through non-core asset sales," said Saxberg. "Proceeds from these dispositions increase our financial flexibility as we execute our organic growth strategy."

Crescent Point believes the acquired Uinta Basin lands to be highly prospective based on extensive geological mapping. These lands provide the Company the opportunity to identify additional horizontal locations and come with operating control of lands in a new area on the western portion of the basin. Crescent Point's current land position in Uinta is approximately 287,000 net acres, an increase of approximately 66 percent since its initial entry in late 2012.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Thursday, July 27, 2017 at 10:00 a.m. MST (12:00 p.m. EST) to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 844-231-0101 or 216-562-0389 and entering the passcode 57116209. Alternatively, to listen to this event online, please enter http://edge.media-server.com/m/p/fqgj32jf into any web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 404-537-3406 or 855-859-2056 and entering the passcode 57116209. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

Shareholders and investors can also find Crescent Point's most recent investor presentation on the Company's website.

2017 GUIDANCE

The Company’s guidance for 2017 is as follows:

Production	Prior	Revised
Oil and NGLs (bbls/d)	154,000	157,500
Natural gas (mcf/d)	108,000	102,000
Total average annual production (boe/d)	172,000	174,500
Exit production (boe/d)	183,000	183,000
Capital expenditures(1)
Drilling and development ($ millions)	$1,290	$1,290
Facilities and seismic ($ millions)	$160	$160
Total ($ millions)	$1,450	$1,450
(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS

Scott Saxberg

President and Chief Executive Officer

July 27, 2017

The Company's unaudited financial statements and management’s discussion and analysis for the quarter ended June 30, 2017, are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(Cdn$ millions except per share and per boe amounts)	2017	2016	2017	2016
Financial
Cash flow from operating activities	415.9	427.5	832.1	755.6
Funds flow from operations (1)	418.0	404.4	845.1	782.4
Per share (2)	0.77	0.79	1.55	1.54
Net income (loss)	83.6	(226.1)	203.0	(313.6)
Per share (2)	0.15	(0.45)	0.37	(0.62)
Adjusted net earnings from operations (1)	39.5	15.1	101.4	9.9
Per share (1) (2)	0.07	0.03	0.19	0.02
Dividends declared	49.4	46.0	98.8	163.9
Per share (2)	0.09	0.09	0.18	0.32
Payout ratio (%) (1)	12	11	12	21
Net debt (1)	3,963.4	4,038.7	3,963.4	4,038.7
Net debt to funds flow from operations (1) (3)	2.4	2.3	2.4	2.3
Climate change initiatives and asset retirement (4)	8.2	3.2	17.5	14.0
Weighted average shares outstanding
Basic	544.9	506.3	544.7	506.0
Diluted	546.1	509.1	546.5	508.6
Operating
Average daily production
Crude oil (bbls/d)	140,878	132,730	140,095	138,351
NGLs (bbls/d)	17,658	16,870	17,361	16,822
Natural gas (mcf/d)	102,471	105,709	102,133	105,340
Total (boe/d)	175,615	167,218	174,478	172,730
Average selling prices (5)
Crude oil ($/bbl)	58.09	50.31	58.55	43.00
NGLs ($/bbl)	25.28	14.18	25.24	11.34
Natural gas ($/mcf)	3.03	1.72	3.04	1.88
Total ($/boe)	50.92	42.45	51.30	36.69
Netback ($/boe)
Oil and gas sales	50.92	42.45	51.30	36.69
Royalties	(7.59)	(5.79)	(7.44)	(5.10)
Operating expenses	(12.85)	(10.88)	(12.38)	(10.53)
Transportation expenses	(2.19)	(2.18)	(2.15)	(2.20)
Netback before hedging	28.29	23.60	29.33	18.86
Realized gain on derivatives	1.45	7.62	1.08	10.44
Netback (1)	29.74	31.22	30.41	29.30
Capital Expenditures
Capital acquisitions (net) (6)	33.0	(0.3)	170.5	8.3
Development capital expenditures (4)
Drilling and development	230.2	51.4	695.7	320.6
Facilities and seismic	34.1	24.7	87.9	67.8
Land	30.3	4.1	43.1	13.6
Total	294.6	80.2	826.7	402.0
(1)	Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(4)	Climate change initiatives and asset retirement includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(5)	The average selling prices reported are before realized derivatives.
(6)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to funds flow from operations", "netback", "payout ratio" and "total payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition activity, and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016
Cash flow from operating activities	415.9	427.5	832.1	755.6
Changes in non-cash working capital	(3.3)	(25.8)	(1.7)	19.5
Transaction costs	2.2	0.3	2.7	0.6
Decommissioning expenditures	3.2	2.4	12.0	6.7
Funds flow from operations	418.0	404.4	845.1	782.4

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016
Net income (loss)	83.6	(226.1)	203.0	(313.6)
Amortization of E&E undeveloped land	34.8	48.9	65.8	99.2
Unrealized derivative (gains) losses	14.7	237.8	(74.4)	536.4
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(111.2)	50.3	(134.1)	(180.2)
Unrealized (gain) loss on long-term investments	3.4	(2.8)	6.6	(4.9)
Deferred tax relating to adjustments	14.2	(93.0)	34.5	(127.0)
Adjusted net earnings from operations	39.5	15.1	101.4	9.9

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2017	June 30, 2016
Long-term debt (1)	4,081.6	4,233.9
Accounts payable and accrued liabilities	539.2	446.3
Dividends payable	16.6	15.2
Cash	(55.6)	(4.2)
Accounts receivable	(294.5)	(259.1)
Prepaids and deposits	(8.2)	(7.2)
Long-term investments	(29.2)	(35.2)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(286.5)	(351.0)
Net debt	3,963.4	4,038.7

(1) Includes current portion of long-term debt.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Financial and Operating Highlights section in this press release.

Payout ratio is calculated on a percentage basis as dividends declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Total payout ratio is calculated on a percentage basis as development capital expenditures and dividends declared divided by funds flow from operations. Total payout ratio is used by management to monitor the Company's capital reinvestment and dividend policy, as a percentage of the amount of funds flow from operations.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements and Other Matters

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: growth plan targets for the Uinta Basin under the Company’s five year plan; Crescent Point’s 2017 waterflood strategy, including ICD installation plans for the remainder of the year; the Company's third quarter and remaining year disposition strategy, expectations and planned use of proceeds therefrom; the Company’s 2017 average and exit production guidance, including associated capital allocations; expected future production growth in the U.S.; 2017 capital expenditure expectations (excluding property and land acquisitions); the Company’s expectation that it will meet or exceed its 2017 targeted exit production guidance and the flexibility of the Company’s capital program; the Company's annualized growth targets for the Uinta Basin under its five-year plan and how such growth is expected to be driven; Crescent Point’s commitment to maintain a strong financial position; the Company’s continued focus on the organic development of its land base and further improving its capital efficiencies; the Company’s development strategy for the Williston Basin and southwest Saskatchewan; Crescent Point’s 2017 waterflood strategy and expectations; the expectation that unitization of the Innes Unit will allow for accelerated waterflood development and is expected to help manage reservoir pressure; Crescent Point’s expectation that it will update its current horizontal inventory in the Uinta Basin towards the end of 2017; the Company's 2017 development plans for the Uinta Basin; the Company's asset disposition plans and its focus on internally funding acquisitions through non-core dispositions and the benefit expected from the proceeds of dispositions; and the Company’s belief that recently acquired Uinta Basin lands are prospective, allowing the potential to identify new horizontal locations within multiple zones.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2016 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended June 30, 2017 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended June 30, 2017 under the headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020

Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.

Suite 2000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1